EXHIBIT 99.1

Westport Fuel Systems and Weichai Westport Agree to Modified Terms for the Supply of HPDI Systems

VANCOUVER, British Columbia, March 17, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX/Nasdaq: WPRT) a global leader in alternative fuel, low-emissions transportation technologies, today announced its Weichai Westport Inc. (“WWI”) joint venture has agreed to amended terms for the existing technology development and supply agreements between WWI and Westport Fuel Systems. The amendments modify the existing 2018 agreements between Westport Fuel Systems and WWI, and increases WWI’s commitment to purchase Westport Fuel Systems’ flagship high pressure direct injection (“HPDI 2.0™”) systems, while extending the time frame to allow WWI to complete this volume commitment.

Under the terms of the revised agreement, Westport Fuel Systems will supply to WWI its proprietary components for no less than 25,000 12-liter engines operating on the HPDI 2.0 fuel system (“WP12HPDI”) by December 31, 2024, a volume increase of 28% versus the previous agreement. As one of the largest suppliers in China for natural gas-powered vehicles, WWI currently serves global transportation brands.

WWI is an affiliate of the Weichai Holding Group Co., Ltd.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, its duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation, the demand for HPDI 2.0 injectors and their utility when used with hydrogen, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.